This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

January 15, 2003

3.

Press Release

The press release was issued on January 15, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce all remaining assay results from infill  drilling conducted as part of the 24,000 metre development and exploration drill program at the Tabakoto and Segala Projects in western Mali.

These results, combined with assays reported on Nov.14, 2002, will enable the Company to re-model a northern extension to the proposed Tabakoto open pit with the possibility of extending the open pit mining reserve by up to 18 months, from the current 5 years to 6 1/2 years.

TABAKOTO DEPOSIT: Drill hole TRC-446 tested a previously drilled high-grade structure on the main NE structure at the south end of the deposit. The hole with high-grade assays (106.86 g/t Au over 9 metres, including 592.20 g/t Au over 1.5 metres) confirmed the continuity a high grade structure that lies within the inferred portion of the proposed open pit and which has not yet been accounted in the mining reserve.

SEGALA NW ZONE: All twenty-four holes intersected significant gold values.  Nineteen of the most significant holes are reported below. These results, combined with assays from the Segala Main Zone as previously announced on Nov. 26 and Dec. 10, 2002, will be included in a new resource estimate for the Segala Deposit to be completed in the first quarter of 2003.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on January 15, 2003.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

DEVELOPMENT DRILL PROGRAM SUCCESSFULLY COMPLETED AT TABAKOTO AND SEGALA PROJECTS IN MALI

January 15, 2003

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce all remaining assay results from infill  drilling conducted as part of the 24,000 metre development and exploration drill program at the Tabakoto and Segala Projects in western Mali.

John Clarke, President and CEO of Nevsun Resources states that, "I am very pleased with the results of this program as we achieved our goals outlined on Nov.4, 2002. Drill results from Tabakoto should allow us to further expand the existing mining potential of the Tabakoto Project and have identified new areas for additional potential reserve growth. Infill drilling at Segala provided the required data, with several high grade intercepts in the Segala Main Zone, to develop a feasibility study for the Segala Project as a possible second mining operation."

TABAKOTO DEPOSIT:

These results, combined with assays reported on Nov.14, 2002, will enable the Company to re-model a northern extension to the proposed Tabakoto open pit with the possibility of extending the open pit mining reserve by up to 18 months, from the current 5 years to 6 1/2 years.

Drill hole TRC-446 tested a previously drilled high-grade structure on the main NE structure at the south end of the deposit. The hole with high-grade assays (106.86 g/t Au over 9 metres, including 592.20 g/t Au over 1.5 metres) confirmed the continuity a high grade structure that lies within the inferred portion of the proposed open pit and which has not yet been accounted in the mining reserve.

Tabakoto Drill Hole #	From	To	Core Length(m)	Grade g/t Au	Core Length(ft)	Grade Oz/ton Au	Zone
TRC-437	27.00	33.00	6.00	5.35	19.32	0.16	North Ext.
and	96.00	100.50	4.50	2.93	14.49	0.08	North Ext.
TRC-439	34.50	43.50	9.00	4.48	28.98	0.13	North Ext.
Incl.	39.00	42.00	3.00	9.91	9.66	0.29	North Ext.
TRC-440	93.00	96.00	3.00	2.63	9.66	0.08	North Ext.
TRC-441	94.50	96.00	1.50	4.58	4.83	0.13	North Ext.
TRC-442	52.50	60.00	7.50	8.74	24.15	0.25	North Ext.
Incl.	52.50	57.00	4.50	12.07	14.49	0.35	North Ext.

Tabakoto Drill Hole #	From	To	Core Length(m)	Grade g/t Au	Core Length(ft)	Grade Oz/ton Au	Zone
TRC-443	66.00	67.50	1.50	15.84	4.83	0.46	Main
and	100.50	105.00	4.50	2.16	14.49	0.06	Main
TRC-444	70.50	88.50	18.00	2.05	57.96	0.06	Main
TRC-446	27.50	41.00	13.50	2.39	43.47	0.07	Main NE
and	42.00	45.00	3.00	6.00	9.66	0.17	Main NE
Incl.	43.50	45.00	1.50	8.03	4.83	0.23	Main NE
and	57.00	58.50	1.50	7.54	4.83	0.22	Main NE
and	75.00	84.00	9.00	106.86	28.98	3.12	Main NE
Incl.	79.50	81.00	1.50	592.20	4.83	17.31	Main NE
DDT-338	181.90	182.5	1.60	7.44	5.15	0.23

SEGALA NW ZONE:

The Segala NW Zone is located approximately 200 metres to the northwest of the Segala Main Deposit. Twenty-four diamond and reverse circulation holes were drilled to complete definition infill drilling in order to upgrade resources at the Segala NW Zone into measured and indicated categories. All twenty-four holes intersected significant gold values.  Nineteen of the most significant holes are reported below. These results, combined with assays from the Segala Main Zone as previously announced on Nov. 26 and Dec. 10, 2002, will be included in a new resource estimate for the Segala Deposit to be completed in the first quarter of 2003. A final feasibility study for the Segala Project is scheduled for completion in the first half of 2003. The NW Zone accounted for approximately 20 to 25% of the Segala resource in past resource estimates published by Oliver Gold. The Segala Project has the potential to become a second mining operation only 6 kilometres to the north of the proposed Tabakoto mine and processing facility.

Segala			Core Length	Grade	Core Length	Grade
Drill Hole	From	To	(m)	g/t Au	(ft)	Oz/ton Au
SRC-363	6.00	9.00	3.00	3.41	4.83	0.20
and	73.50	76.50	3.00	2.88	4.83	0.17
S-128	119.50	120.80	1.30	8.28	4.19	0.24
S-129	172.00	182.50	10.50	1.85	33.81	0.05
Incl.	175.00	179.50	4.50	3.46	14.49	0.10
S-130	113.50	119.50	6.00	2.26	19.32	0.07

Segala			Core Length	Grade	Core Length	Grade
Drill Hole	From	To	(m)	g/t Au	(ft)	Oz/ton Au
S-131	164.53	176.40	11.87	4.51	38.22	0.13
Incl.	169.40	170.60	1.20	10.88	3.86	0.32
Incl.	175.50	176.40	0.90	23.59	2.90	0.69
S-136	91.00	94.00	3.00	1.59	9.66	0.05
S-137	166.00	169.00	3.00	3.32	9.66	0.09
and	185.50	198.50	13.5	1.93	43.47	0.06
S-140	55.00	58.00	3.00	4.54	9.66	0.13
and	124.92	126.50	1.58	3.49	5.09	0.10
and	134.50	157.00	22.50	1.30	72.45	0.04
and	161.50	164.50	3.00	3.04	9.66	0.09
S-143	124.00	166.00	42.00	1.81	135.20	0.05
Incl.	124.00	136.00	12.00	3.43	38.64	0.10
S-146	87.00	93.00	6.00	1.20	19.32	0.04
and	128.50	131.50	3.00	4.00	9.66	0.12
and	140.50	179.50	39.00	2.33	125.58	0.07
Incl.	151.00	155.50	4.50	12.92	14.49	0.38
and incl.	169.00	172.00	3.00	10.18	9.66	0.30
S-148	38.50	46.00	7.50	1.62	24.15	0.05
and	67.00	71.50	4.50	3.47	14.49	0.10
S-152	56.50	62.50	6.00	3.14	19.32	0.09
S-154A	128.50	133.00	4.50	2.66	14.49	0.08
S-156	86.50	89.50	3.00	1.83	9.66	0.05
S-158	14.50	20.50	6.0	1.43	19.32	0.04
S-160	22.00	25.00	3.00	7.40	4.83	0.43
and	83.50	86.50	3.00	2.20	9.66	0.06

Segala			Core Length	Grade	Core Length	Grade
Drill Hole	From	To	(m)	g/t Au	(ft)	Oz/ton Au
S-160	128.50	136.00	7.50	3.94	24.15	0.12
and	157.00	163.00	6.00	1.16	19.32	0.03
S-162	10.00	13.00	3.00	2.06	9.66	0.06
and	14.50	19.00	4.50	2.00	14.49	0.06
and	47.50	50.50	3.00	2.70	9.66	0.08
and	56.50	59.50	3.00	3.04	4.85	0.17
and	106.00	110.50	4.50	1.02	14.49	0.03
and	122.50	125.50	3.00	2.12	9.66	0.06
and	151.00	161.50	10.50	1.31	33.81	0.04
S-165	55.00	59.50	4.50	2.37	14.49	0.07
S-166	175.00	184.00	9.00	1.22	28.98	0.04

Bill Nielsen, P. Geo., General Manager, Geology, for Nevsun Resources Ltd., is the qualified person who supervised and directed all work associated with the drilling and sampling component of this program. Snowden Mining Industry Consultants Inc., from Perth, Australia have been on site and reviewed the QA/QC protocols used on the Tabakoto and Segala drill program.

The assay method used is fire assay with atomic absorption or gravimetric finish. All core logged with visible gold has been subjected to a metallic sieve analysis with fire assay and a gravimetric finish. Fire assays were conducted at ABILAB Afrique de l'Ouest, S.A.R.L. of Bamako, Mali.

Nevsun Resources is an emerging gold producer focused on the development and exploration of its Tabakoto/Segala gold projects covering 84 square kilometres in the Kenieba district of western Mali. The combined projects represent one of West Africa's largest undeveloped gold camps.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com